Exhibit 19
ILLINOIS TOOL WORKS INC.
Insider Trading Policy
Purpose and Scope

This Insider Trading Policy (this “Policy”) establishes guidelines for compliance with securities laws when trading in securities of Illinois Tool Works Inc. (“ITW” or the “Company”). This Policy is intended to help us recognize and avoid unintended violations as well as appearances of improper transactions involving Company securities.
This Policy applies to open-market purchases and sales, market sales of ITW stock received upon the exercise of stock options, gifts, and decisions to exit the Company common stock fund under the Company’s 401(k) plan. This Policy also applies to other Company securities such as debt securities (e.g., publicly traded notes), and derivative securities relating to these securities (collectively, “Company Securities”).

This Policy applies to the following individuals, all of whom are considered “Insiders” under this Policy:
•All regular full-time and part-time employees around the world, regardless of their business unit or subsidiary
•All Company temporary and contract workers
•Members of the Company’s Board of Directors

This Policy also applies to:
•Immediate Family Members of any Insider. “Immediate Family Members” means spouses, partners, minor children (in each case regardless of where they live) and any other relatives living in a person’s household.
•Any partnerships in which an Insider is a general partner; trusts of which an Insider is a trustee; estates of which an Insider is an executor; and any other legal entities controlled by an Insider (each, an “Insider Affiliate”).

Insiders should inform their Immediate Family Members of this Policy and the extra precautions that should be taken when trading in Company Securities.

What Is Insider Trading?

Insider trading is the buying or selling of a public company’s securities on the basis of material nonpublic information that could affect the value of the securities. Insider trading violations may also include the disclosure of such information to others, who then buy or sell that company’s securities.

Each person subject to this Policy is prohibited from buying or selling Company Securities while in possession of material nonpublic information about the Company and disclosing material nonpublic information to others. This Policy also prohibits transactions in any company’s securities while in possession of material nonpublic information concerning that company – e.g., information about a company with which ITW does business or which is a potential acquisition target.

What Is Material Nonpublic Information?

Information is considered material if a reasonable investor would consider it important to know when deciding to buy, sell or hold Company Securities. Typically, information is considered nonpublic until it has been widely disclosed to investors (e.g., through an SEC filing or a press release) and one full trading day has passed.

Common examples of material nonpublic information include:
•A change in dividend policy;
•Earnings and other financial performance information, including changes to previously announced earnings guidance;
•Proposed major corporate transactions, including large acquisitions or divestitures;
•Serious product issues or claims by governmental agencies that could cause material loss;
•Significant legal proceedings or investigations into material violations of law by the Company;
•Liquidity issues, including changes in debt ratings or analyst upgrades or downgrades of the Company; and
•Changes in executive management.
This list is not meant to be exhaustive, and even information about events or actions that are not certain to happen – such as a possible major contract or acquisition – can be material.

Exhibit 19
What Would Happen if I Were to Engage in Insider Trading?

Each individual is responsible for ensuring that he or she does not violate insider trading laws or this Policy. Penalties for violating insider trading laws can be severe and include both civil liability and criminal penalties, including potential jail time. Violating this Policy can also result in termination of your employment.

Processes to Avoid Insider Trading

There are several processes and controls in place at the Company to help you avoid insider trading:
Trading Window Periods. The following individuals may trade in Company Securities only during an open Trading Window (as defined below): (1) Company directors; (2) “executive officers” as defined under the Securities Exchange Act of 1934; (3) appointed officers; and (4) certain employees identified by the Company as having access to material nonpublic information about the Company in their normal work at the Company (collectively, “Preclearance Persons”).

A “Trading Window” will generally open each fiscal quarter beginning one trading day after the Company’s earnings release and ending on the 14th day of the third month in the quarter. For example, if ITW’s first quarter earnings are released on May 2nd, then the Trading Window will open on May 3rd (the next trading day after earnings release) and close on June 14. If the last day of the Trading Window falls on a holiday or a weekend, the last day of the Trading Window will be the last business day prior to the end of the Trading Window. There will be no Trading Window during an event-specific blackout (see below).

A director, officer, employee, or contractor may not trade during a Trading Window if such individual possesses material, nonpublic information concerning the Company (except pursuant to a Company-approved 10b5-1 Trading Plan).

Event-Specific Blackouts. From time to time, the Company may require all Preclearance Persons to refrain from engaging in transactions in Company Securities due to material nonpublic information known to the Company. The Company may also notify other employees and directors that they are subject to this event-specific blackout. The Company will notify impacted persons when the event-specific blackout has been lifted.

Additional Requirements for Preclearance Persons. Preclearance Persons and their Immediate Family Members must preclear all transactions in Company Securities at least 2 business days in advance. Directors and elected executive officers must contact the General Counsel and the Chief Executive Officer to obtain prior email or other written approval of a contemplated trade; all other Preclearance Persons should request prior email or other written approval of a contemplated trade from their immediate supervisor and the Chief Governance Counsel. If approval is received, it is good for ten business days after receipt so long as the Preclearance Person does not acquire material nonpublic information during the ten-day period. If the trade does not occur within ten business days, preclearance must be obtained again before executing the trade.

Trading Plans

A Trading Plan is an agreement with a third party (e.g., a broker) to execute trades on your behalf pursuant to certain pre-established conditions that you establish as part of the Trading Plan. Preclearance Persons should review ITW’s Rule 10b5-1 Trading Plan Policy.

Rules Applicable to the Board of Directors and Executive Officers

Directors and executive officers are required to file a Form 4 with the SEC to report transactions in Company Securities within two business days of the trade. To facilitate timely reporting, directors and executive officers must report to the General Counsel or the Chief Governance Counsel any transaction in Company Securities (including transactions pursuant to a Trading Plan) by the individual, any Immediate Family Member or any Insider Affiliate immediately after carrying out the transaction.
The Company’s directors and executive officers are also subject to short-swing trading restrictions and must forfeit to the Company any “short- swing” profit deemed to be realized by them on a matched purchase and sale, or sale and purchase, of Company Securities within any six-month period, unless an exemption applies.

Exhibit 19
How Can I Report Concerns or Ask Questions?

The insider trading rules and securities laws are complex and you should seek help when an issue arises, or if you have a concern. Please report any concerns immediately and directly to our General Counsel, Chief Governance Counsel or the ITW Confidential Helpline at itwhelpline.ethicspoint.com.

Post-Employment Trading

The legal prohibition against insider trading continues to apply to transactions in Company Securities even after your employment or service with the Company has terminated. If you are aware of material nonpublic information when your employment or service terminates, you are prohibited by law from trading in Company Securities or disclosing the information until the information has become public or is no longer material.

Related Policies and Procedures

•Code of Conduct
•Hedging/Anti-Pledging Policy (Board of Directors, officers and employees who receive equity awards)
•Rule 10b5-1 Trading Plan Policy (Board of Directors and officers)
•Directors’ and Officers’ Guide to Insider Reporting and Trading